EXHIBIT 99.21

Management’s Discussion & Analysis

For the three months ended January 31, 2020 and 2019

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) of High Tide Inc. (“High Tide” or the “Company”) for the three months ended January 31, 2020 and 2019 is dated March 30, 2020. This MD&A should be read in conjunction with the audited Consolidated Financial Statements of the Company for the year ended October 31, 2019 (hereafter the “Financial Statements”) and with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

In this document, the terms “we”, “us” and “our” refer to High Tide. This document also refers to the Company’s three reportable operating segments: (i) the “Retail” Segment represented by the businesses of the Company’s subsidiaries, including Canna Cabana Inc. (“Canna Cabana”), KushBar Inc. (“KushBar”), SJV B.V. and SJV2 B.V. (collectively “Grasscity”) and Smoker’s Corner Ltd. (“Smoker’s Corner”), (ii) the “Wholesale” Segment represented by the businesses of Company’s subsidiaries, RGR Canada Inc. (“RGR”) and Famous Brandz Inc. (“Famous Brandz”), and (iii) the “Corporate” Segment.

High Tide is an Alberta based, retail focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “HITI”, the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the symbol “2LY”, and on the OTCQB Market (“OTCQB”) under the symbol “HITIF”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1, while the address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

Additional information about the Company, including the October 31, 2019 audited Consolidated Financial Statements, news releases and the Company’s long form prospectus can be accessed at www.sedar.com and at www.hightideinc.com.

Forward-Looking Information and Statements

Certain statements contained within this MD&A, and in certain documents incorporated by reference into this document, constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In particular, this MD&A contains forward-looking statements pertaining, without limitation, to the following: changes in general and administrative expenses; future business operations and activities and the timing thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company; and its ability to fund its working capital and forecasted capital expenditures.

We believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon.

These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A, as the case may be. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A; counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under Section 10: “Financial Instruments and Risk Management” in this MD&A.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of the date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Changes in Accounting Policies and Critical Accounting Estimates

The significant accounting policies applied in preparation of the unaudited condensed interim consolidated financial statements for the three months ended January 31, 2020 are consistent with those applied and disclosed in Note 2 of the Company’s 2019 audited consolidated financial statements. On November 1, 2019 the Company adopted IFRS 16 – Leases. The new standard has significant changes to the lessee accounting by removing the distinction between operating and finance leases and requires lessees to recognize a lease liability reflecting its obligation for future lease payments and a right-of-use asset representing its right to use the underlying asset. The impact of the adoption of IFRS 16 is disclosed in Note 2 and Note 18 of the condensed interim consolidated financial statements for the three months ended January 31, 2020. Critical accounting estimates remain the same as disclosed in the audited consolidated financial statements for the year ended October 31, 2019.

On November 1, 2019, the Company adopted the new accounting standard, IFRS 16, Leases (“IFRS 16”) using the modified retrospective approach and has not restated comparatives for the 2019 reporting period, as permitted under the specific transitional provisions in the standard.

Non-IFRS Financial Measures

Throughout this MD&A, references are made to non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Corporate Overview

Nature of Operations

The Company’s vision is to offer a full range of best-in-class products and services to cannabis consumers, while growing organically and through acquisitions, to become the world’s premier retail-focused and vertically integrated enterprise.

The Company’s retail operations are focused on business-to-consumer markets. The operations of Canna Cabana (which is one of Canada’s largest cannabis retail networks) and KushBar are focused both on the retail sale of recreational cannabis products for adult use as well as smoking accessories. Grasscity has been operating as a major e-commerce retailer of smoking accessories for over 20 years and has significant brand equity in the United States and around the world. Grasscity brings a recognizable name and an established online sales channel for High Tide to sell its proprietary products.

The wholesale operations of RGR are primarily focused on the manufacturing and distribution of smoking accessories and cannabis lifestyle products. RGR designs and distributes a proprietary suite of branded smoking accessories including overseeing their contract manufacturing by third parties. RGR also distributes a minority of products that are manufactured by third parties. RGR does not sell its products directly to consumers but operates an e-commerce platform for wholesale customers. Similar to RGR, the wholesale operations of Famous Brandz are primarily focused on the manufacturing and distribution of smoking accessories and cannabis lifestyle products. Famous Brandz differentiates itself from RGR by focusing on acquiring celebrity licences, designing and distributing branded products. Famous Brandz has developed an extensive network of wholesale clients across Canada, the United States and Europe.

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established Consumer Brands:

Competitive Landscape

As of the date of this MD&A, the Company operates 27 corporately owned retail cannabis locations represented by 25 Canna Cabana locations and 2 KushBar locations. Further, the Company has a 50% interest in a partnership that operates a retail Canna Cabana branded location in Sudbury, Ontario. The Company is also represented by one branded location in Toronto, Ontario, as well as one franchise in Calgary. In total, the Company currently has a total of 30 branded retail cannabis stores operating across Canada.

Following the October 2018 legalization of cannabis for adult recreational use in Canada, High Tide established both Canna Cabana and KushBar retail concepts to rapidly service customers across Alberta, Ontario and Saskatchewan. Canna Cabana provides a unique customer experience focused on retention and loyalty through its Cabana Club customer membership platform. Members of Cabana Club receive SMS & email communications highlighting new and upcoming product arrivals, member-only events, and special deals. As of the date of this MD&A, approximately 46,950 members have joined Cabana Club, with the majority subscribing in-store, while completing purchase transactions. As a result, the database communicates with highly relevant consumers who are segmented at the local level by delivering regular content specific to their local Canna Cabana location. Canna Cabana and Kushbar operate amidst many competitors, both consolidated and independent. Notable competitors include Choom, Fire & Flower, Meta Growth, Nova Cannabis, and Spiritleaf, as well as numerous independent retailers.

The Company anticipates significant additional growth in revenue due to the legalization of cannabis edibles and concentrate products. Limited initial releases of vape and edible products by Canadian Licensed Producers have been well received by current retail customers, while also attracting many new customers that were previously purchasing from legacy and illicit market providers. As new products within the highly popular concentrates category become available, we expect to gain even more share of the Canadian cannabis consumer market.

Most of the Company’s competitors applicable to its Wholesale Segment operate primarily as product distributors, while RGR and Famous Brandz both designs, source, import and distribute their products. This creates advantages through vertical integration, enabling RGR and Famous Brandz to bring unique product designs to market, and offer wholesale customers favourable and flexible pricing.

In the future, the Company expects its Retail Segment to experience increased competition from the recreational cannabis industry as a greater number of third-party stores are established across Canada to offer both cannabis products and smoking accessories. However, the Company believes that its product knowledge, operational expertise and margin maximization achieved through its vertically integrated smoking accessories business will enable it to operate profitably over the long term. In addition, the Company expects opportunities to arise from the legalization of recreational cannabis for its Wholesale Segment to acquire new clients by supplying third-party retailers with smoking accessories on a wholesale basis, thereby offsetting some of the risks associated with increased competition affecting the Retail Segment.

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

While the Company is presently focused on its existing markets in the Provinces of Alberta, Saskatchewan and Ontario, the Company is waiting for a final approval from the British Columbia Liquor Distribution Branch (“BC LDB”) to establish up to the maximum number of eight Canna Cabana locations per operator in the Province of British Columbia. The Company also intends to enter other provinces and territories as regulations permit and anticipates being able to grow both organically as well as through acquisition in the future.

Select Financial Highlights and Operating Performance

	Three months ended January 31
	2020	2019	% Change
	$	$
Revenue	13,659	5,001	173%
Gross Profit	4,777	1,790	167%
Gross Profit Margin	35%	36%	(1)%
Total Operating Expenses	(6,720)	(6,651)	1%
Adjusted EBITDA(a)	(550)	(3,338)	84%
Loss from Operations	(1,943)	(4,861)	(60)%
Net Loss	(3,852)	(3,822)	1%
Loss Per Share (Basic)	(0.02)	(0.02)	-
Loss Per Share (Diluted)	(0.02)	(0.02)	-

(a)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the adjusted EBITDA to net loss in found under “EBITDA and adjusted EBITDA” in this MD&A.

Revenue increased by 173% to $13,659 in the first quarter of 2020 (2019: $5,001) and gross profit increased by 167% to $4,777 in the first quarter of 2020 (2019: $1,790). Loss from operations decreased to $1,943 in the first quarter of 2020 (2019: $4,861).

The key factors affecting the results for the three-month period ended January 31, 2020 were:

●	Merchandise Sales – Merchandise sales increased by $8,051 or 164% for the three-month period ended January 31, 2020 as compared to same period in 2019. Growth in merchandise sales was largely driven by increase in the number of Canna Cabana stores across Canada and from the acquired businesses.

●	Operating Expenses – The increase was primarily driven by the Company’s planned increase in personnel and operating costs to support the establishment of retail network across Canada.

Revenue

Revenue increased by 173% or $8,658 to $13,659 in the first quarter of 2020 (2019: $5,001).

The increase in sales was driven primarily by the retail segment of the Company with operations of Canna Cabana, KushBar and Grasscity.

Sales growth (excluding franchisee revenues) led to increases in revenues of $8,658 between all segments. During the three-month period ended January 31, 2020, Canna Cabana locations processed over 537,000 transactions, fortifying our loyal Cabana Club customer base and connecting new shoppers to our strong consumer-focused retail experience.

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Our industry leading Cabana Club program delivers information to transacting customers. Cabana Club members receive SMS & email communications highlighting new and upcoming product arrivals, member-only events, and special promotions that connect them to their local Canna Cabana store.  Our program focuses on building long-term purchase habits and a strong relationship with our customers, and we’re proud that over 60% of our daily business is conducted with regular Cabana Club members.

The Company launched its proprietary data analytics service named Cabanalytics TM and started generating subscription-based revenue. The Company continues to realize significant interest in its data analytics service, which is expected to result in a growing subscriber base.

Gross Profit

For the three-month period ended January 31, 2020, gross profit increased by $2,987 as compared to the same period during the prior year, which was driven by the increase in sales volume. The gross profit margin remained consistent around 35%.

Operating Expenses

Total operating expenses increased by $69 to $6,720 for the three-month period ended January 31, 2020 (2019: $6,651). Operating expenses increased over the same period in 2019 due to Company’s efforts to take advantage of significant market opportunities created due to the deregulation of recreational cannabis for adult use across Canada, which occurred on October 17, 2018. This increased effort resulted in the Company being represented by 30 branded stores across Canada as at the date of this MD&A in the Provinces of Alberta, Ontario, and Saskatchewan, while being ready to expand its operations into British Columbia in the near future.

The increase in operating expenses was largely attributed to salaries, wages and benefits expenses, which increased by $953 compared to the same period during the prior year. The planned increase in staffing was due to the need for additional personnel, within both the Retail and the Corporate Segments, to facilitate growth and to ensure the Company could take advantage of various market opportunities. Share-based compensation expense decreased by $1,205 for the three-month period ended January 31, 2020 compared to the same period during the prior year.

General and administrative expenses decreased by $196 for the three-month period ended January 31, 2020 compared to the same period in 2019 primarily as a result of the adoption of IFRS 16. Additionally, professional fees expenses decreased by $116 during the three-month period ended January 31, 2020, compared to the same period during the prior year. As the Company integrates the acquired businesses and streamlines the process to fully benefit from the synergies, the Company expects to seeing further reductions in its operating expenses.

Financing and Other Costs

Financing and other costs of $2,437 was recorded during the three-month period ended January 31, 2020, representing the expense associated with the interest expense related to convertible debentures, accretion of lease liabilities, transaction costs related to securing a loan, and transaction costs related to the Company’s acquisitions.

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Segment Operations

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the three months	2020	2019	2020	2019	2020	2019	2020	2019
ended January 31,	($)	($)	($)	($)	($)	($)	($)	($)
Net Revenue	12,063	2,899	1,378	2,102	218	-	13,659	5,001
Gross margin	4,090	1,042	471	748	216	-	4,777	1,790
Income (loss) from operations	(464)	(1,287)	(376)	(189)	(1,103)	(3,384)	(1,943)	(4,860)
Net (loss) Income	(619)	(1,041)	(400)	(158)	(2,833)	(2,623)	(3,852)	(3,822)
Total assets	44,455	32,350	6,008	4,819	18,867	3,574	69,330	40,743
Total liabilities	20,213	4,521	1,784	672	36,619	26,143	58,616	31,336

Retail Segment Performance

The Company’s Retail Segment demonstrated significant sales and revenue growth with an increase in revenue of $9,164 compared to same period last year. Revenue growth is primarily attributable to the increased number of Canna Cabana and KushBar locations.

A full quarter of Grasscity revenue further contributed to the increase in overall revenue. Grasscity attracts approximately 5.8 million users to its online website each year and has had over 34 million unique users join its online forums since inception. High Tide continues to invest in Grasscity to refresh its online sales platform, increase its searchability and align its supply chain with RGR and Famous Brandz. Grasscity is a strong strategic fit with High Tide based on its strong brand and online presence, while enabling the Company to leverage its vertical integration to improve order fulfillment, customer reach, product margins and the overall profitability of the business.

Gross profit for the three-month period ended January 31, 2020 increased by $3,048 compared to same period last year while the gross profit margin rate declined slightly to 34%. The decline in gross margin rate is due, in combination, to the product mix at Canna Cabana that earns a lower blended margin than purely from the sale of higher-margin smoking accessories, as well as due to a decline in financing and fixed royalty revenues. High Tide will continue to optimize its operations to improve margins as cannabis sales become an increasingly larger portion of the product mix.

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

For the three-month period ended January 31, 2020, the Retail Segment incurred a loss from operations of $464 compared to a loss from operations of $1,287 in the same period last year.

Wholesale Segment Performance

Revenues in the Company’s Wholesale Segment decreased by $724 to $1,378 in the three-month period ended January 31, 2020 (2019: $2,102). The decrease in revenue was driven by the timing of large purchase orders that were fulfilled in the same period last year, which did not occur in the first quarter of 2020.

Gross profit decreased by $277 to $471 in the three-month period ended January 31, 2020, compared to $748 for the same period last year.

The Wholesale Segment incurred a loss from operations of $376 compared to a loss from operations of $189 in the same period during the prior year.

Corporate Segment Performance

The Corporate Segment’s main function is to administer the other two Segments (Retail and Wholesale) and is responsible for the executive management and financing needs of the business. The Corporate Segment earned revenues of $218 in the three-month period ended January 31, 2020, compared to no revenue being earned in the same period during the prior year. The revenue was made up of royalty fees and interest revenues.

Geographical Segments

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The following presents information related to the Company’s geographical Segments:

For the three months ended January 31, 2020	Retail	Wholesale	Corporate	Total
	$	$	$	$
Primary geographical markets
Canada	10,712	871	217	11,800
USA	1,193	507	-	1,700
International	159	-	-	159
Total revenue	12,064	1,378	217	13,659
Major products and services
Cannabis	9,601	-	-	9,601
Smoking accessories	2,030	1,320	-	3,350
Franchise royalties and fees	376	-	207	583
Interest and other revenue	57	58	10	125
Total revenue	12,064	1,378	217	13,659
Timing of revenue recognition
Transferred at a point in time	12,064	1,378	217	13,659
Total revenue	12,064	1,378	217	13,659

Sales performance increased significantly on average, with Canna Cabana leading Canadian sales and Grasscity contributing to US and International sales. Revenues in the International segment are comprised of sales made to all countries outside of North America.

Summary of Quarterly Results

(C$ in thousands,	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
except per share amounts)	2020	2019	2019	2019	2019	2018	2018	2018
Revenue	13,659	11,409	8,288	6,596	5,001	2,283	2,175	1,554
Adjusted EBITDA (b)	(550)	(6,004)	(3,369)	(3,486)	(3,338)	(2,749)	(698)	(704)
Loss from Operations	(1,943)	(6,393)	(4,038)	(4,582)	(4,861)	(2,771)	(707)	(721)
Net Loss	(3,852)	(15,427)	(3,724)	(3,319)	(3,822)	(3,847)	(615)	(396)
Net Loss per Share (Basic)	(0.02)	(0.07)	(0.02)	(0.02)	(0.02)	(0.05)	-	-
Net Loss per Share (Diluted)	(0.02)	(0.07)	(0.02)	(0.02)	(0.02)	(0.05)	-	-

(b)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the adjusted EBITDA to net loss is found under “EBITDA and adjusted EBITDA” in this MD&A.

Aside from the seasonal increase in consumer spending leading up to and slightly after the winter holiday period, which occurs in the first quarter of the Company’s fiscal year, seasonality is becoming a decreasing factor in the Company’s sales performance as the Retail Segment grows. Quarter over quarter revenues are increasing as the Company aggressively expands Canna Cabana operations and integrates acquired businesses such as Grasscity and Dreamweavers into the Company’s business.

The adjusted EBITDA increased by $2,788 in the first quarter of 2020 compared to same period in the prior year due to higher revenues and improving operating expenses as a percentage of revenues.

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

EBITDA and adjusted EBITDA

The Company defines EBITDA and adjusted EBITDA as per the tables below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. The reconciling items between net earnings, EBITDA, and adjusted EBITDA are as follows:

	2020(1)	2019(2)				2018(3)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Loss	(3,852)	(15,429)	(3,724)	(3,319)	(3,822)	(3,847)	(615)	(396)
Income taxes	(85)	2,998	(1,310)	(1,166)	(1,230)	(1,529)	(9)	42
Accretion and interest	1,815	1,676	1,040	231	106	-	-	-
Depreciation and amortization	1,366	478	462	275	186	58	9	9
EBITDA	(756)	(10,277)	(3,532)	(3,979)	(4,760)	(5,318)	(615)	(345)
Foreign exchange	(4)	49	(41)	(39)	75	190	(32)	(339)
Transaction and acquisition costs	622	(36)	-	-	142	491	-	8
Revaluation of derivative liability	(439)	(732)	-	-	-	-	-	-
Discount on accounts receivable	-	87	(5)	(58)	(24)	475	-	-
Gain on extinguishment of financial liability	-	(129)	-	-	-	-	-	-
Related party balances written off	-	34	-	-		1,419	-	-
Impairment loss	-	4,820	-	-	-	-	-	-
Share-based compensation	27	180	207	590	1,232	-	-	-
Gain on disposal of property and equipment	-	-	2	-	(3)	-	-	-
FV change in conversion feature	-	-	-	-	-	(28)	-	(28)
Disposition of marketable securities	-	-	-	-	-	22	(51)	-
Adjusted EBITDA	(550)	(6,004)	(3,369)	(3,486)	(3,338)	(2,749)	(698)	(704)

(1)	Cash outflow for the lease liabilities during the three-month period ended January 31, 2020 were $969.
(2)	Financial information for 2019 has not been restated for the adoption of IFRS 16.
(3)	Financial information for 2018 has not bee restated for the adoption of IFRS 15 and IFRS 16.

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Financial Position, Liquidity and Capital Resources

Assets

As at January 31, 2020, the Company had a working capital deficit of $11,085, compared to surplus of $1,938 on October 31, 2019. The change is mainly due to the maturity of convertible debt of $11,512 and related derivative liability of $3,245 being less than 12 months away as of January 31, 2020. During the first quarter of 2020, the Company secured a credit facility of up to $10,000 from Windsor Capital. After the first quarter of 2020, the Company agreed to sell the assets of KushBar and the rights to five permitted retail cannabis stores to Halo Labs for $12,000. These transactions provide the Company enough liquidity for working capital and to pursue its near-term expansion plan.

Total assets of the Company were $69,330 on January 31, 2020 compared to $40,743 on October 31, 2019. The increase in total assets is primarily due to an increase in intangible assets as a result of the acquisition of 2680495 Ontario Inc. (“2680495”), operating as Canna Cabana branded store in Hamilton, Ontario, and a 50% interest in Saturninus Partners, operating as Canna Cabana branded store Sudbury, Ontario. Assets also increased due to capital asset additions, inventory purchases, and prepaid lease deposits as a result of the expansion into the recreational retail sector during the period. The increase in total assets is also due to the recognition of right of use assets amounting to $18,894 as a result of the transition to IFRS 16 on November 1, 2019.

Liabilities

Total liabilities increased to $58,616 at January 31, 2020 compared to $31,336 on October 31, 2019 primarily due to increase in convertible debentures of $6,435 and increase in derivative liability of $1,124 arising from convertible debt. The proceeds from convertible debenture were used for expansion and working capital. As well, primarily due to the recognition of lease obligations amounting to $18,879 as a result of the transition to IFRS 16 on November 1, 2019.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities(1)	Units Outstanding
Issued and outstanding common shares	232,542,271
Warrants	135,316,734
Stock options	10,235,000
Convertible debentures	33,205

(1)	Refer to the Company’s Consolidated Financial Statements for a detailed description of these securities.

Cash Flows

During the three-month period ended January 31, 2020, the Company had an overall increase in cash and cash equivalents of $3,293 (2019: decrease $1,236).

Total cash used in operating activities was $320 for the three-month period ended January 31, 2020 (2019: $3,943). The decrease in operating cash outflows are primarily driven by cost reduction initiatives taken by the management and due to adoption of IFRS 16. Cash used in investing activities was $2,771 (2019: $8,072) as a result of cash paid for business acquisition of 2680495. Cash from financing activities was $6,384 (2019: $10,779) as a result of issuing convertible debentures and drawing balance from Windsor credit facility to facilitate business acquisitions during the first quarter of 2020.

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Liquidity

In addition to cash and cash equivalents and non-cash working capital discussed above, the Company secured a credit facility of up to $10,000 from Windsor Capital during the first quarter of 2020 and subsequent to the first quarter of 2020, agreed to sell the assets of KushBar and the rights to five permitted retail cannabis stores to Halo Labs for $12,000. These transactions provide the Company enough liquidity for working capital and to pursue its near-term expansion plan.

Capital Management

The Company’s objectives when managing capital resources are to:

I.	Deploy capital to provide an appropriate return on investment to its shareholders.
II.	Maintain financial flexibility to preserve the Company’s ability to meet financial obligations; and
III.	Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives as stated above and to respond to changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year over-year sustainable profitable growth. The Company is not subject to any externally imposed capital requirements or covenants. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, raise new debt and issue share capital. The Company anticipates it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash on hand, and financings subsequent to the end of the year.

Off Balance Sheet Transactions

The Company does not have any financial arrangements that are excluded from the Financial Statements as at January 31, 2020, nor are any such arrangements outstanding as of the date of this MD&A.

Transactions Between Related Parties

Financing transactions

Included in the convertible debenture issued on December 12, 2018, was an investment by a related party, CannaIncome Fund Corporation, for a total subscription amount of $250.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company. To facilitate the mortgage for the development of this unit, a loan guarantee of up to $1,500 has been provided by Smoker’s Corner Ltd., a subsidiary of High Tide Inc.

Subsequent Events

(i)	On February 14, 2020, the Company entered into a binding asset sale agreement with Halo Labs Inc. (“Halo”), under which High Tide will sell its KushBar retail cannabis assets and the rights to five permitted retail cannabis stores (the “Portfolio”) to Halo for $12,000, payable in the form of 46,153,846 common shares of Halo, of which $3,500 has been paid to the Company as a non-refundable deposit, subject to certain limited circumstances. In addition, Halo has agreed to engage the Company to substantially oversee all aspects of its retail cannabis operations with respect to the Portfolio and will pay the Company ongoing royalties for regulatory advisory services and retail management, and a fixed fee for managing the construction of the unopened stores.

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

(ii)	On February 21, 2020, the Company closed the acquisition of 102088460 Saskatchewan Ltd., which operates a licensed retail cannabis store in Tisdale, Saskatchewan (the “Tisdale Store”). The consideration paid to acquire the Tisdale Store was $219 in cash, $500 in the form of a promissory note due six months from the time of closing of the transaction and 5,000,000 of common shares of the Company with a fair value of $975. Under IFRS 3, if the acquisition date of a business combination is after the end of the reporting period, but prior the publication of the consolidated financial statements, the Company must provide the information required by IFRS 3 unless the initial accounting for the business combination is incomplete. Due to the short time period between the closing of the acquisition date and the publication of these consolidated financial statements, the allocation of the purchase price has not been provided because that information has not yet been finalized.

Financial Instruments

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk because of holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by senior management in conjunction with the Board of Directors.

Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents and marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of financial position is net of allowances for doubtful accounts and bad debts and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet been identified.

The Company performs a regular assessment of collectability of accounts receivables. The Company monitors the financial performance and/or cash flows of its franchisees through observation of their point of sale system, receipt of cash from customers and maintains regular contact/discussions.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations and equity financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations.

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

Outlook

COVID-19 has resulted in unexpected uncertainties which, at this time, make it prudent for High Tide to temporarily withdraw its previous outlook statement of becoming profitable in the 2020 fiscal year. The Company has been continuing to respond to COVID-19 with changes to internal business practices consistent with the guidelines of public health authorities. Since inception, High Tide’s purpose has been to serve cannabis enthusiasts and a significant part of that commitment is ensuring the Company is putting the safety of its customers and employees first. The Company has implemented significant measures to protect the health and wellbeing of these valued groups of individuals. High Tide continues to monitor the situation closely while keeping its retail locations and wholesale facilities open, where permitted.

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The Company believes that the senior secured credit facility advanced by Windsor Capital, together with the proceeds from the eventual sale of the common shares of Halo Labs, position the Company to be well funded to execute on its strategic objectives in 2020. This estimate is considered a financial outlook under applicable securities laws. The estimate and any other financial outlooks or future-oriented financial information included herein has been approved by management of High Tide as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purpose of presenting information about management’s current expectations and goals relating to the future business of High Tide. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties and other factors, many of which are beyond High Tide’s control. See “Cautionary Note Regarding Forward-Looking Statements”.

At present, High Tide has 23 Canna Cabana locations (including one franchise) in Alberta, 2 locations in Saskatchewan, 2 locations in Ontario, 1 Canna Cabana branded location in Ontario and 2 KushBar locations in Alberta. The Company also has 18 development permits on hand to continue expanding across Alberta. As previously announced, the 2 operating KushBar locations and 5 of the development permits have been conditionally sold to US-based Halo Labs. High Tide is currently developing 7 retail sites in Alberta, with 3 currently under construction including a premium location in Banff. In due course, the Company will develop all permits, among other, to achieve the maximum allowable number of stores per operator in Alberta, which is currently capped at 42 by AGLC until December 31, 2020.

Going forward, Ontario is the largest and most important market for the Company. High Tide expects to acquire the Canna Cabana location in Toronto shortly, while also submitting applications to receive up to 7 more retail licenses throughout 2020 to achieve the current AGCO maximum of 10 stores per operator. The Company is also in the final stages of clearing due diligence with the LCRB and intends to open the maximum of 8 allowable stores per operator in British Columbia. High Tide is currently evaluating entering the Yukon and Northwest Territories to open cannabis retail stores.

Regarding the Company’s e-commerce business, High Tide is looking forward to launching CBDcity.com in the near term for customers in the US and EU. High Tide continues to expand the Grasscity accessories portfolio and its US-based order fulfillment capabilities from the Las Vegas warehouse.

Overall, management continues to review segment operations and streamline processes to reduce expenses including changes to staffing levels, reductions in general and administrative expenses and reductions in professional fees.

Risk Assessment

Management of High Tide defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations, and/or reputation of the Company. The following section describes specific and general risks that could affect the Company. The following descriptions of risk do not include all possible risks as there may be other risks of which management is currently unaware.

Changes in Laws and Regulations

The Cannabis Act became effective on October 17, 2018. The Company’s success is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals for the operation of its business. Further, the Company cannot predict the time required to secure all appropriate regulatory approvals for its business. The impact of cannabis regulatory compliance regime could have an adverse effect on the Company’s business, results of operation and financial condition.

High Tide Inc. Management’s Discussion and Analysis For the three months ended January 31, 2020 and 2019 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Failure to Manage Growth Successfully

The Company’s business has grown rapidly in the last year. The Company’s growth places a strain on managerial, financial and human resources. The Company will need to provide adequate operational, financial and management controls and reporting procedures to manage the continued growth in the number of employees, scope of operating and financial systems and the geographic area of operations. Expanding the business into new geographic areas requires the Company to incur costs, which may be significant, before any associated revenues materialize. Future growth beyond the next 12 months will depend upon a number of factors, including the Company’s ability to:

●	raise further equity and/or debt financing to fund the completion of the Company’s expansion plans, including the build-out of new recreational cannabis stores, and the expansion of its client base.

●	hire, train and management additional employees to provide agreed upon services.

●	execute on, and successfully integrate, acquisitions.

●	expand the Company’s internal management to maintain control over operations and provide support to other functional areas within High Tide.

High Tide’s inability to achieve any of these objectives could harm the Company’s business, financial condition, reputation and operating results.

Dependence on Key Personnel

The success of High Tide is largely dependent on the performance of its key employees and directors. Failure to retain key employees and directors and to attract and retain additional key employees with necessary skills could have a material adverse impact on the Company’s growth and profitability. The departure of any key personnel could have a material adverse effect on the Company’s business, results of operations and financial condition.

Competition

As more licenses are issued, the Company will experience intense competition from other organizations with more financial resources, market access, and marketing experience than the Company. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company’s business, results of operation and financial condition.

Failure to Secure Retail Locations

One of the factors in the growth of the Company’s Cannabis retail business depends on the Company’s ability to secure attractive locations on terms acceptable to the Company. The Company faces competition for retail locations from its competitors and from operators of other businesses. There is no assurance that future locations will produce the same results as past locations.

Cyber Risks

The Company and its third-party services provider’s information systems are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. The operations of the Company depend, in part, on how well networks, equipment, information technology systems and software are protected against damage from a number of threats. The failure of information systems or a component of information system could, depending on the nature of any such failure, could have a material adverse effect on the Company’s, business, its reputation, results of operation and financial condition.

Market Risk

COVID-19 outbreak remains unknown, it has introduced uncertainty and volatility in global markets and economies. The Company is monitoring developments and is prepared for any impacts related to COVID-19. The Company has a comprehensive pandemic and business continuity plan that ensures its readiness to appropriately address and mitigate any business risks and impacts to customers and employees. The Company believes, this could have a material adverse effect on the Company’s business, results of operations and financial condition.